

May 3, 2011

Michael P. Going
Senior Vice President and General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527
       As agent for Case New Holland, Inc.

       Re: Case New Holland, Inc.
              Registration Statement on Form F-4
              Filed April 6, 2011
              File No. 333-173332

Dear Mr. Going:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 4

1.   It appears that you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   Your disclosure in the third bullet-point on page 5, the paragraph ending at the top of page 41, under the heading "Resale of New Notes" on page 42, and paragraph (3) on page 43 appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your affiliates in this offering is consistent with the

no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure as appropriate to remove any implication to the contrary.

Exhibit 5.1

3.   Please revise the final carry-over sentence on page 1 to remove the language between the words "so as not to violate" and "or any of the Guarantors" as these conclusions appear fundamental to the opinion given.

4.   We note that clause (b) in the final carry-over paragraph on page 1 refers to the guarantees of the "Delaware Guarantors." Please file opinions of counsel that the guarantee of <u>each</u> guarantor will be the binding obligation of that guarantor under the laws of the state governing the indenture.

5.   Please tell us why the assumptions in the second sentence of the second full paragraph on page 2 are necessary given that the first sentence of this paragraph limits the opinion to Delaware, New York, and Federal law. Alternatively, file a revised opinion without these assumptions. Also, please ensure that the opinion or opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K with respect to the guarantees of the companies that are not incorporated in Delaware do not assume the authority of the guarantors to enter into and perform their obligations under the indenture.

6.   We note the last sentence in the second full paragraph on page 2. Please clarify the extent to which counsel is relying upon the opinions filed as exhibits 5.2 through 5.8.

7.   Please have counsel revise the first sentence of the last full paragraph on page 2 to limit it to factual matters.

Exhibit 5.2

8.   We note the list of documents on page 1. We also note similar lists in exhibits 5.3, 5.4, 5.5, 5.6 and 5.7.   Please obtain revised opinions that clarify that counsel has also examined such other matters necessary to form their opinions.

9.   Please tell us the specific assumptions referenced in paragraph 2(c) on page 2 and explain why they are appropriate.

10.   Please file a revised opinion without the assumptions in paragraphs 2(d), 2(e), 2(g), and 2(h) on page 2. The opinion or opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should it assume material facts underlying the opinion or facts that are readily ascertainable.

11.   Please remove the qualification in paragraph 3(b), or provide an opinion confirming that counsel has conducted the referenced search no earlier than the date of effectiveness of the registration statement.

12.   Investors are entitled to rely on the opinions that you file to satisfy your obligations under Regulation S-K Item 601(b)(5). In this regard, we note

- the first two sentences of the final paragraph on page 3;

- the limitation in the second to last paragraph on page 7 of exhibit 5.3;

- the limitation in the first sentence of the second to last paragraph on page 9 of exhibit 5.4;

- the limitations at the bottom of page 8 and the top of page 9 of exhibits 5.5(a) and 5.5(b);

- the first two and the last sentence in the first full paragraph on page 3, and the second sentence of the third full paragraph on page 3 of exhibit 5.6; and

- the second to last paragraph on page 3 of exhibit 5.7.

        Please file revised opinions without these limitations.

Exhibit 5.3

13.   We note the assumption in the middle of page 3 that the "Transaction Documents" have been executed by the persons authorized to execute them. Please tell us why this assumption is appropriate given that it appears to be a necessary requirement of the conclusions in paragraphs (ii) and (iii) on page 4, or file a revised opinion without this assumption.

14.   Please file an opinion without the assumptions in paragraphs (b), (c) and (g). These assumptions appear fundamental to the opinion.

15.   Tell us why the assumption in paragraphs (ii) and (iii) on page 4 regarding New York law are necessary, given the statement on page 7 that the opinion is limited to the laws of Belgium.

Exhibit 5.4

16.   Tell us why the assumptions in paragraphs b) and c) on page 3 are necessary, given the statement in paragraph a) on page 5 that the opinion is limited to Swiss law.

17.   We note paragraphs f) and g) on page 3 and paragraph l) on page 4. Please file an updated opinion as of the date of effectiveness of the registration statement.

18.   Please file an opinion without the assumptions in paragraphs o), p), and q). The opinions that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable. Also, the opinions should be based on all relevant facts and law.

Exhibits 5.5(a) and 5.5(b)

19.   Please tell us why the assumptions in paragraph (c) on page 2, paragraphs (d), (e) and (g) on page 3 and paragraph (h) on page 4 are necessary. Explain why counsel cannot rely on management to make these assessments, or otherwise ascertain that the assumptions are true.

20.   Please tell us why the assumption in paragraph (f) on page 3 is necessary, given that the opinions are limited to "English law" on the bottom of page 8.

21.   Please remove the assumption in paragraph (i) on page 4 of the opinions. The opinions should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable.

22.   Refer to the assumption in paragraph (j) on page 4 and the reservation in paragraph (a) on page 7 of the opinions. Please file updated opinions as of the date of effectiveness of the registration statement.

23.   Please tell us why counsel cannot provide firm conclusions regarding the opinions in paragraph 5 on page 4 and paragraph 6 on page 5.

24.   We note that in the second to last paragraph of the opinions counsel is attempting to limit its liability for claims relating to its opinions. Please revise to remove these limitations.

Exhibit 5.6

25.   We note the date limitations in the second full paragraph on page 3. Please file an updated opinion as of the date of effectiveness of the registration statement.

26.   The second to last sentence of the second full paragraph on page 3 of the opinion carves out "regulatory law." The opinion should be based on all applicable laws, including regulatory determinations. Please provide a revised opinion, or tell us why this limitation is appropriate.

27.   Assumptions b, c, d and e on page 4 appear to assume conclusions of law and material facts that underlie the conclusions on page 5. Please obtain an opinion without these assumptions.

Exhibit 5.8

28.   Please explain why the information specified in paragraph 2.7 on page 2 is not relevant to the opinions on page 4. Counsel's opinion should be based on all relevant laws and facts.

29.   Please clarify whether the assumptions in paragraphs (d) and (g) on page 3 apply to CNH Deutschland GmbH. If so, explain why these assumptions are appropriate.

30.   Refer to paragraphs (h) and (i) on page 3. The opinion should be current as of the date of effectiveness of the registration statement. Please explain why it is appropriate for counsel to assume that no changes have been made to the commercial register or the articles of association, or file a revised opinion.

31.   Refer to paragraph (k) on page 3. The opinion should not assume conclusions of law that are necessary requirements of the ultimate opinion given, nor should they assume material facts underlying the opinion or facts that are readily ascertainable. Please obtain a revised opinion accordingly.

32.   We note paragraph (n) on page 4 assumes the "full legal capacity and authority" of the individuals who have executed the relevant documents. Please tell us why this assumption is appropriate, as it appears to be a necessary requirement of the opinion in paragraph 4.3 on page 4.

33.   We note that paragraphs 5.2, 5.3 and 5.4 describe circumstances under which the guarantee of the German company might not be enforceable, or that would prevent the company from having the authority to enter into or perform its obligations under the guarantee. Please explain why these qualifications are appropriate.

34.   We note the date limitation under the heading "Opinion Limited to German Law" on page 5. Please file an updated opinion as of the date of effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (fax):   John L. Savva
             Sullivan & Cromwell LLP